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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Forest City Enterprises, Inc.
(Name of Issuer)
Class B Common Stock, $.33 1/3 par value per share
(Title of Class of Securities)
345550107
(CUSIP Number)
Geralyn M. Presti
Senior Vice President and General Counsel
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, OH 44113
(216) 621-6060
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	345550107	Page	2	of	7

1	NAMES OF REPORTING PERSONS: RMS, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	7	SOLE VOTING POWER:

NUMBER OF		18,778,995

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,778,995

WITH	10	SHARED DISPOSITIVE POWER:

		13,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,792,495

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	75.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	345550107	Page	3	of	7
Item 1. Security and Issuer.
          This statement relates to the Class B Common Stock, $.33 1/3 par value per share (the “Class B Common Stock”), of Forest City Enterprises, Inc., an Ohio corporation (the “Issuer”). The shares of Class B Common Stock owned by RMS, Limited Partnership (“RMS Ltd.”) are convertible on a share-for-share basis into shares of Class A Common Stock, $.33 1/3 par value per share (the “Class A Common Stock”) of the Issuer. The Issuer’s principal executive offices are located at Terminal Tower, Suite 1100, 50 Public Square, Cleveland, Ohio 44113.
Item 2. Identity and Background.
          RMS Ltd. is an Ohio limited partnership. RMS Ltd.’s principal business is to hold, manage and administer the Class B Common Stock contributed to it by its partners and any and all other property, rights, privileges, dividends or distributions arising with respect thereto or otherwise acquired by RMS Ltd. The address of RMS Ltd.’s principal business and its principal office is 50 Public Square, Suite 1600, Cleveland, Ohio 44113. Schedule 1 attached hereto and incorporated herein by reference sets forth the name, business address and present principal occupation of each general partner of RMS Ltd. Neither RMS Ltd. nor any of its general partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
          Not applicable.
Item 4. Purpose of Transaction.
          On December 13, 2006, RMS Ltd. converted 316,000 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the Berimore Company, a general partnership. On April 5, 2007, the Berimore Company distributed 158,500 shares of Class A Common Stock to one of its general partners, Mr. Joseph Shafran, who directed the shares to the Joseph Shafran Family Trust. Mr. Shafran is a general partner of RMS Ltd. On June 18, 2007, the Berimore Company distributed 100,000 shares of Class A Common Stock to another of its general partners, Ms. Paula S. Krulak. Ms. Krulak is a member of Powell Partners, Limited, an Ohio limited liability company that currently holds shares of Class B Common Stock of the Issuer and is a member of a “group,” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, with RMS Ltd. The remaining shares of Class A Common Stock distributed on December 13, 2006 continue to be held by the Berimore Company.
          On July 2, 2007, RMS Ltd. converted 209,079 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the following limited partners of RMS Ltd.: Max Ratner 1988 Grandchildren’s Trust Agreement dated 12/17/90 FBO Adam Ratner — 53,215 shares; Charles Ratner Trust Agreement dated 12/05/83 FBO Jonathan Ratner — 52,824 shares; Charles Ratner Trust Agreement dated 12/05/83 FBO Rachel Ratner — 53,040 shares; and Kevin Ratner 1986 Trust Agreement dated 12/18/86 — 50,000 shares. A portion of these shares of Class A Common Stock were then sold on July 12, 2007 in the following amounts: Max Ratner 1988 Grandchildren’s Trust Agreement dated 12/17/90 FBO Adam Ratner — 50,000 shares; Charles Ratner Trust Agreement dated 12/05/83 FBO Jonathan Ratner — 30,000 shares; Charles Ratner Trust Agreement

CUSIP No.	345550107	Page	4	of	7
dated 12/05/83 FBO Rachel Ratner — 20,000 shares; and Kevin Ratner 1986 Trust Agreement dated 12/18/86 — 50,000 shares.
          On July 23, 2007, RMS Ltd. converted 92,564 shares of its Class B Common Stock into shares of Class A Common Stock. The shares of Class A Common Stock were then distributed to the following limited partners of RMS Ltd.: Aaron Miller — 68,112 shares; Daniel Miller — 12,226 shares; and Jennifer Miller — 12,226 shares.
          Except to the extent set forth above, or in any other Item hereof, RMS Ltd. does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          (a)-(c) Based on the 24,765,969 shares of Class B Common Stock outstanding as of August 1, 2007, RMS Ltd. may be deemed to beneficially own 18,792,495, or 75.9%, of the Issuer’s outstanding shares of Class B Common Stock. RMS Ltd. has the sole power to vote or direct the vote and to dispose or direct the disposition of 18,778,995 shares of Class B Common Stock that RMS Ltd. may be deemed to beneficially own. As a member of a group with Powell Partners, Limited and Joseph M. Shafran, RMS Ltd. may be deemed to share voting and dispositive power with respect to 13,500 shares of Class B Common Stock held by Powell Partners.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          RMS Ltd. is managed by eight general partners who represent five family branches. Under the partnership agreement of RMS Ltd., the voting power of the general partners representing a family branch is determined by dividing the interest of the family branch they represent by the aggregate interests of all family branches. The voting power of the general partner or general partners representing a family branch may not be divided or apportioned but must be voted together as a whole. If the general partners representing a family branch are unable to agree on how to vote that branch, the total voting power of the other general partners is computed without reference to the voting power otherwise available to that family branch. General partners holding 60% of the total voting power (excluding the voting power of a family branch, if any, unable to agree on how to vote on a particular matter) of RMS Ltd. determine how to vote the Class B Common Stock held by RMS Ltd.
          In addition, four of the general partners of RMS Ltd. (representing two of the five family branches) are parties to a voting agreement dated December 16, 1999. In that agreement, the parties agreed to exercise their voting power in concert with respect to the voting of the shares of Class B Common Stock held by RMS Ltd. Under this agreement, each family branch that is a party is deemed to hold one-half of the combined voting power so that each family branch has an equal vote.
          A partner in RMS Ltd. may transfer all or part of his or her interest in the partnership to a member of his or her family branch. If the partner desires to have all or a portion of his or her interest in the partnership redeemed, desires to transfer all or part of his or her interest to a person other than a permitted transferee, becomes bankrupt or ceases to meet the requirements for permitted transferee status,

CUSIP No.	345550107	Page	5	of	7
the interest in the partnership will be deemed to be offered for sale on terms specified in the partnership agreement. The interest will first be offered to members of such partner’s family branch, then to members of the other family branches.
          The Issuer, RMS Ltd., Powell Partners, Mr. Shafran and Bruce C. Ratner entered into a Voting Agreement dated as of November 8, 2006. Under this agreement, Bruce C. Ratner was appointed as a “Class B” director of the Issuer on February 1, 2007. RMS Ltd., Powell Partners and Mr. Shafran agreed to vote for the election of Bruce C. Ratner to the Issuer’s Board of Directors at the next regularly scheduled shareholder meeting and at each subsequent meeting of shareholders. The Voting Agreement will terminate in the event (i) of Bruce C. Ratner’s death or a physical or mental incapacity that prevents him from performing all duties required of a director of the Issuer, or (ii) that (A) in the case that Bruce C. Ratner is an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 1.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of the Class A Common Units) or (B) in the case that Bruce C. Ratner is no longer an employee of the Issuer’s New York strategic business unit, Bruce C. Ratner and his affiliates no longer hold at least 2.5 million Class A Common Units in Forest City Master Associates III, LLC (or stock issued upon exchange of Class A Common Units), or (iii) that Bruce C. Ratner materially breaches either the non-competition covenant contained in his then current employment agreement with the Issuer or any written policy generally applicable to all members of the Issuer’s Board of Directors, subject to notice and an opportunity to contest or cure such breach.
Item 7. Material to Be Filed as Exhibits.
          Exhibit 99.1 — Voting Agreement, dated November 8, 2006, by and among Forest City Enterprises, Inc., RMS, Limited Partnership, Powell Partners, Limited, Joseph M. Shafran and Bruce C. Ratner (incorporated by reference to Exhibit 99.1 to the Schedule 13D, dated November 17, 2006, of RMS Ltd., Powell Partners and Mr. Shafran).

CUSIP No.	345550107	Page	6	of	7
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2007	RMS, LIMITED PARTNERSHIP, an Ohio limited partnership
/s/ Samuel H. Miller
Samuel H. Miller, Trustee, a general partner

/s/ Abraham Miller
Abraham Miller, a general partner

/s/ Brian J. Ratner
Brian J. Ratner, a general partner

/s/ Charles A. Ratner
Charles A. Ratner, a general partner

/s/ Deborah Ratner-Salzberg
Deborah Ratner-Salzberg, a general partner

/s/ Ronald A. Ratner
Ronald A. Ratner, a general partner

/s/ Joan K. Shafran
Joan K. Shafran, a general partner

/s/ Joseph M. Shafran
Joseph M. Shafran, a general partner

SCHEDULE 1
GENERAL PARTNERS OF
RMS, LIMITED PARTNERSHIP
Listed below are the names and principal occupations of each of the general partners of RMS, Limited Partnership. Each partner’s business address is 50 Public Square, Suite 1600, Cleveland, Ohio 44113.

General Partners	Principal Occupation
Samuel L. Miller	Co-Chairman of the Board and Treasurer of Forest City Enterprises, Inc.

Abraham Miller	President of Barb’s Graffiti, Inc.

Brian J. Ratner	Executive Vice President — East Coast Development of Forest City Enterprises, Inc.

Charles A. Ratner	President and Chief Executive Officer of Forest City Enterprises, Inc.

Deborah Ratner-Salzberg	President — Forest City Washington, Inc.

Ronald A. Ratner	President and CEO — Forest City Residential Group, Inc.

Joan K. Shafran	Chief Operating Officer, Powell Partners, Limited and Executive Managing Partner, The Berimore Co.

Joseph M. Shafran	President of Paran Management Company, Ltd.